CORRESPONDENCE


                               A4S SECURITY, INC.
                              498 N. Denver Avenue
                               Loveland, CO 80537

July 11, 2005


BY FACSIMILE AND EDGAR
----------------------

Mr. Derek Swanson
Mr. Larry Spirgel
Securities And Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C.  20549

         Re:      A4S Security, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-124238

Dear Messrs. Swanson and Spirgel:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, A4S Security, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on Wednesday July 13, 2005, or at such later time as the Company may request by telephone to the Commission.

     The Company additionally requests that the Registration Statement on Form 8-A filed on July 11, 2005 be accelerated so that the Registration Statement may become effective concurrently with the effectiveness of the Registration Statement on Form SB-2.

     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Derek Swanson and Mr. Larry Spirgel
July 11, 2005
Page 2





o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Bob Bearman at (303) 894-6169 or Marci Fulton at (303) 894-6121.

                                       Very truly yours,

                                       A4S SECURITY, INC.

                                       By /s/ Michael Siemens
                                          ------------------------------
                                              Michael Siemens, President


cc:     Newbridge Securities Corporation, attention James Hosch
        Bathgate Capital Partners LLC, attention Vicki Barone
        David C. Roos, Esq.
        David H. Drennen, Esq.
        Robert M. Bearman, Esq.
        Marci M. Fulton, Esq.